LEAD INVESTOR



Stephen Roulac ceo Roulac Global

I am investing $50,000 in Parknav this round for eight reasons: 1) BIG IDEA - Finding parking is one of a number of major, big revenue applications of the Parknav Ai-enabled intellectual property that makes cities and places smarter. 2) PROPRIETARY PATENTED Ai TECHNOLOGY - this is the foundation for pragmatic, highly innovative award-winning applications of research and technology innovations, and Parknav CEO Eyal Amir is one of the world's preeminent Ai authorities. 3) MASSIVE MARKET: The $1 trillion Smart City Market that Parknav serves is growing at accelerating rates and shall exceed $3 trillion by 2026. 4) POWERFUL BUSINESS MODEL: COMPELLING VALUE PROPOSITION: Parknav make streets/neighborhoods/cities/public and private places come alive for you, by providing personalized/customized/real time information/guidance/data to enable smart place experiences/commerce/mobility for individuals/enterprises/governments. More smart place users in any one place increase the value in that place, and more places make all places more valuable. 5) PROMINENT BACKERS AND CUSTOMERS: Including Microsoft Ventures Accelerator, SAP, Volkswagen, PlugAndPlay, and Startupbootcamp Berlin as partners, and BMW, Siemens, Deutsche Telekom: (parent) of T-Mobile as customers. 6) STRONG GROWTH MOMENTUM: Metro coverage increase from 40 in 2016 to 1000+ new in 2022. First mover advantage. Strong moat. Every two years Parknav has been – and is projected to continue - delivering algorithmic growth – 10X: moving decimal point one place to the right - in metro coverage and sales funnel, the two most important metrics. 7) BRILLIANT CEO AND STELLAR MANAGEMENT TEAM: CEO Eyal Amir is a brilliant data scientist/entrepreneur. Israel sharpshooting champion at 20; Stanford PhD dissertation recognized as best in computer science. 8) $1MM PROFIT IN 2019: ON PATH TO $5B VALUATION: $1MM profit in 2019 and cash flow positive – highly unusual for early stage tech company. On path to $5B valuation target this decade.

Invested $50,000 this round & $520,000 previously

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